FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of December, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: December 07, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            07 December 2005, Director/PDMR Shareholding

Exhibit 99



                              SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director/PDMR

MR A J Ogg

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JPMorgan Chase Bank

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

NORTH AMERICA SHARE BONUS PROGRAM - PURCHASE OF SHARES (DIVIDEND REINVESTMENT)

7) Number of shares/amount of
stock acquired

12.71516055 PLC ADRS: EACH ADR REPRESENTS 4 ORDINARY 1.4P SHARES

8) Percentage of issued class

NEGLIGIBLE

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

AMERICAN DEPOSITARY RECEIPTS REPRESENTING 4 ORDINARY 1.4P SHARES

12) Price per share

US$39.715 per ADR

13) Date of transaction

2 December 2005

14) Date company informed

6 December 2005

15) Total holding following this notification

1,759 PLC ADRs

16) Total percentage holding of issued class following this notification

NEGLIGIBLE

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification


ALISON DILLON, DEPUTY SECRETARY

Date of Notification

7 December 2005



                                  SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director/PDMR

MR J W RICE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JPMorgan Chase Bank

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

NORTH AMERICA SHARE BONUS PROGRAM - PURCHASE OF SHARES (DIVIDEND REINVESTMENT)

7) Number of shares/amount of
stock acquired

98.60148064 PLC ADRS: EACH ADR REPRESENTS 4 ORDINARY 1.4P SHARES

8) Percentage of issued class

NEGLIGIBLE

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

AMERICAN DEPOSITARY RECEIPTS REPRESENTING 4 ORDINARY 1.4P SHARES

12) Price per share

US$39.715 per ADR


13) Date of transaction

2 December 2005

14) Date company informed

6 December 2005

15) Total holding following this notification

10,497 PLC ADRs

16) Total percentage holding of issued class following this notification

NEGLIGIBLE

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification


ALISON DILLON, DEPUTY SECRETARY

Date of Notification

7 December 2005